CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Bear Market PLUS due 2009	$1,200,000	$47.16

October 2008
Pricing Supplement No. 797 to
Registration Statement No. 333-131266
Dated October 24, 2008
Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in Equities
Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due November 20, 2009
Performance Leveraged Upside SecuritiesSM
The Bear Market PLUS are senior unsecured obligations of Morgan Stanley, will pay no interest, provide for only a minimum return of 20% of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, you will receive, for each stated principal amount of Bear Market PLUS that you hold, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index on the valuation date.
FINAL TERMS
Issuer:	Morgan Stanley
Maturity date:	November 20, 2009
Underlying index:	S&P 500® Index
Aggregate principal amount:	$1,200,000
Payment at maturity:
▪ If the final index value is less than the initial index value,
$10 + enhanced downside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
▪ If the final index value is greater than or equal to the initial index value,
$10 – upside reduction amount
In no event will the payment at maturity be less than the minimum payment at maturity.

Enhanced downside payment:	$10 x leverage factor x index percent decrease
Upside reduction amount:	$10 x index percent increase
Index percent decrease:	(initial index value – final index value) / initial index value
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	876.77, which is the index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the valuation date
Valuation date:	November 18, 2009, subject to adjustment for certain market disruption events
Leverage factor:	400%
Maximum payment at maturity:	$12.80 (128% of the stated principal amount) per Bear Market PLUS
Minimum payment at maturity:	$2 (20% of the stated principal amount) per Bear Market PLUS
Stated principal amount:	$10 per Bear Market PLUS
Issue price:	$10 per Bear Market PLUS (see “Commissions and Issue Price” below)
Pricing date:	October 24, 2008
Original issue date:	October 31, 2008 (5 business days after the pricing date)
CUSIP:	617483730
Listing:	The Bear Market PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Bear Market PLUS	$10	$0.15	$9.85
Total	$1,200,000	$18,000	$1,182,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Bear Market PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per Bear Market PLUS.  Please see “Syndicate Information” on page 4 for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

The Bear Market PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

The Bear Market PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due November 20, 2009
Performance Leveraged Upside SecuritiesSM

Fact Sheet

The Bear Market PLUS are senior unsecured obligations of Morgan Stanley, will pay no interest, provide for only a minimum return of 20% of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive, for each stated principal amount of Bear Market PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based inversely upon the closing value of the underlying index at maturity.  The Bear Market PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
October 24, 2008	October 31, 2008 (5 business days after the pricing date)	November 20, 2009, subject to postponement due to a market disruption event
Key Terms
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Underlying index publisher:	Standard & Poor’s® , a Division of The McGraw-Hill Companies, Inc.
Issue price:	$10 per Bear Market PLUS (see “Syndicate Information” on page 4)
Stated principal amount:	$10 per Bear Market PLUS
Denominations:	$10 per Bear Market PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bear Market PLUS
Payment at maturity:
▪ If the final index value is less than the initial index value,
$10 + enhanced downside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
▪ If the final index value is greater than or equal to the initial index value,
$10 – upside reduction amount
In no event will the payment at maturity be less than the minimum payment at maturity.

Enhanced downside payment:	$10 x leverage factor x index percent decrease
Leverage factor:	400%
Index percent decrease:	(initial index value – final index value) / initial index value
Upside reduction amount:	$10 x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	876.77, which is the index closing value of the underlying index on the pricing date.
Final index value:	The index closing value of the underlying index on the valuation date as published under Bloomberg ticker symbol “SPX” or any successor symbol.
Valuation date:	November 18, 2009, subject to adjustment for certain market disruption events.
Maximum payment at maturity:	$12.80 (128% of the stated principal amount)
Minimum payment at maturity:	$2 (20% of the stated principal amount)
Postponement of maturity date:
If the scheduled valuation date is not an index business day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the Bear Market PLUS will be postponed until the second scheduled index business day following that valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 7.

October 2008	Page 2

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due November 20, 2009
Performance Leveraged Upside SecuritiesSM

General Information
Listing:	The Bear Market PLUS will not be listed on any securities exchange.
CUSIP:	617483730
Minimum ticketing size:	100 Bear Market PLUS
Tax considerations:
Although the issuer believes that, under current law, the Bear Market PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Bear Market PLUS.

Assuming this treatment of the Bear Market PLUS is respected and subject to the discussion in “United States Federal Taxation” in the accompanying prospectus supplement for PLUS, the following U.S. federal income tax consequences should result based on current law:

▪ A U.S. Holder should not be required to recognize taxable income over the term of the Bear Market PLUS prior to maturity, other than pursuant to a sale or exchange.

▪  Upon sale, exchange or settlement of the Bear Market PLUS at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Bear Market PLUS.  Such gain or loss should be long-term capital gain or loss if the U.S. Holder has held the Bear Market PLUS for more than one year.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the Bear Market PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Bear Market PLUS, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the Bear Market PLUS should read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Bear Market PLUS, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Investors should note that the accompanying prospectus supplement for PLUS does not address the tax consequences to an investor holding the Bear Market PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or as part of a constructive sale transaction.  An investor who holds any securities the return on which is based on or linked to the performance of the S&P 500 Index or any component thereof should discuss with its tax adviser the U.S. federal income tax consequences of an investment in the Bear Market PLUS (including the potential application of the “straddle” rules).

Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the Bear Market PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Bear Market PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Bear Market PLUS by taking positions in futures and options contracts on the underlying index. Such activities could have decreased the value of the underlying index, and therefore the value at which the underlying index must close on the valuation date before investors would receive at maturity a payment that exceeds the principal amount of the Bear Market PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

ERISA:	See “ERISA” in the prospectus supplement for PLUS.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

October 2008	Page 3

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due November 20, 2009
Performance Leveraged Upside SecuritiesSM

Syndicate Information
Issue Price of the Bear Market PLUS	Selling Concession	Principal Amount of the Bear Market PLUS for any single investor
$10.000	$0.150	<$999K
$9.9750	$0.125	$1MM-$2.99MM
$9.9625	$0.1125	$3MM-$4.99MM
$9.9500	$0.100	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the Bear Market PLUS distributed by such dealers.

This pricing supplement represents a summary of the terms and conditions of the Bear Market PLUS.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

October 2008	Page 4

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due November 20, 2009
Performance Leveraged Upside SecuritiesSM

How Bear Market PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Bear Market PLUS based on the following terms:

Stated principal amount:	$10

Leverage factor:	400%

Maximum payment at maturity:	$12.80 (128% of the stated principal amount)

Minimum payment at maturity:	$2 (20% of the stated principal amount)

Bear Market PLUS Payoff Diagram

How it works

▪
If the final index value is less than the initial index value, then investors receive the $10 stated principal amount plus 400% of the decline in the underlying index over the term of the Bear Market PLUS, subject to the maximum payment at maturity.  In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of 93.00% of the initial index value.

▪	If the underlying index depreciates 5%, the investor would receive a 20% return, or $12.00.

▪	If the underlying index depreciates 50%, the investor would receive the maximum payment at maturity of 128% of the stated principal amount, or $12.80.

▪
If the final index value is greater than or equal to the initial index value, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% increase in the underlying index, subject to the minimum payment at maturity.

▪	If the underlying index appreciates 10%, the investor would lose 10% of their principal and receive only $9 per Bear Market PLUS at maturity, or 90% of the stated principal amount.

▪	If the underlying index appreciates 90%, the investor would receive the minimum payment at maturity of 20% of the stated principal amount, or $2.

October 2008	Page 5

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due November 20, 2009
Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of Bear Market PLUS that they hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is less than the initial index value, investors will receive, for each $10 stated principal amount of Bear Market PLUS that they hold a payment at maturity equal to:

$10    +    enhanced downside payment,

subject to a maximum payment at maturity of $12.80, or 128% of the stated principal amount of $10 for each Bear Market PLUS,

where,

enhanced downside payment   =   ($10    ×    400%    ×    index percent decrease)

and

index percent decrease	=	initial index value − final index value
initial index value

If the final index value is greater than or equal to the initial index value, investors will receive for each $10 stated principal amount of Bear Market PLUS that they hold a payment at maturity equal to:

$10    –    upside reduction amount

subject to a minimum payment at maturity of $2, or 20% of the stated principal amount of $10 for each Bear Market PLUS,

where,

upside reduction amount   =   ($10    ×    index percent increase)

and

index percent increase	=	final index value − initial index value
initial index value

Because the upside reduction amount will be greater than or equal to 0, the payment at maturity in this case will be less than or equal to $10, subject to the minimum payment at maturity.

Under no circumstances will the payment at maturity be less than $2.00 per Bear Market PLUS.

October 2008	Page 6

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due November 20, 2009
Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Bear Market PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-18 of the prospectus supplement for PLUS.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Bear Market PLUS.

Structure Specific Risk Factors

▪
Bear Market PLUS do not pay interest and only provide for a minimum 20% return of principal.  The terms of the Bear Market PLUS differ from those of ordinary debt securities in that the Bear Market PLUS do not pay interest and only provide for a minimum 20% return of the principal amount at maturity.  If the final index value is greater than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each Bear Market PLUS by an amount proportionate to the increase in the value of the underlying index, subject to the minimum payment at maturity.

▪
Appreciation potential is limited.  The appreciation potential of Bear Market PLUS is limited by the maximum payment at maturity of $12.80, or 128% of the stated principal amount.  Although the leverage factor provides 400% exposure to any decline in the value of the underlying index at maturity, because the payment at maturity will be limited to 128% of the stated principal amount for the Bear Market PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value falls below 93.00% of the initial index value.

▪
Market price influenced by many unpredictable factors.  Several factors will influence the value of the Bear Market PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Bear Market PLUS in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads.

▪
Not equivalent to investing in or taking a short position with respect to the underlying index.  Investing in the Bear Market PLUS is not equivalent to investing in or taking a short position with respect to the underlying index or its component stocks.  Investors in the Bear Market PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

▪
Adjustments to the underlying index could adversely affect the value of the Bear Market PLUS.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Bear Market PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Bear Market PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the Bear Market PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The U.S. federal income tax consequences of an investment in the Bear Market PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the Bear Market PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Bear Market PLUS, the timing and character of income on the Bear Market PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one treatment, U.S. Holders could be required to accrue original issue discount on the Bear Market PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Bear Market PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the Bear Market PLUS, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the Bear Market PLUS.  The notice focuses in particular on whether to require holders of these

October 2008	Page 7

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due November 20, 2009
Performance Leveraged Upside SecuritiesSM

▪
instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Bear Market PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Bear Market PLUS, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Other Risk Factors

▪
The Bear Market PLUS will not be listed.  The Bear Market PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Bear Market PLUS.  MS & Co. currently intends to act as a market maker for the Bear Market PLUS but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Bear Market PLUS easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the Bear Market PLUS, the price at which you may be able to trade your Bear Market PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the Bear Market PLUS.  Accordingly, you should be willing to hold your Bear Market PLUS to maturity.

▪
Morgan Stanley’s credit ratings and credit spreads may adversely affect the market value of the Bear Market PLUS.  Investors are subject to the credit risk of Morgan Stanley and to changes in the market's view of Morgan Stanley's creditworthiness. Any decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the value of the Bear Market PLUS.

▪
Potential adverse economic interest of the calculation agent.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount an investor may receive on the Bear Market PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, could have decreased the value at which the underlying index must close before an investor receives a payment at maturity that exceeds the issue price of the Bear Market PLUS.  Additionally, such hedging or trading activities during the term of the Bear Market PLUS, including on the valuation date, could potentially affect the value of the underlying index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

October 2008	Page 8

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due November 20, 2009
Performance Leveraged Upside SecuritiesSM

Information about the S&P 500® Index

The S&P 500® Index.  The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s®, a Division of The McGraw-Hill Companies, Inc., consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The S&P 500® Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in Annex A of the prospectus supplement for PLUS.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in Annex A of the prospectus supplement for PLUS.

Historical Information
The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 1, 2003 through October 24, 2008.  The closing value of the underlying index on October 24, 2008 was 876.77.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date.  The payment of dividends on the stocks that constitute the underlying index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500® Index	High	Low	Period End
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter (through October 24, 2008)	1,161.06	876.77	876.77

October 2008	Page 9

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due November 20, 2009
Performance Leveraged Upside SecuritiesSM

S&P 500® Index Historical Performance – End of Week Values January 3, 2003 to October 24, 2008

October 2008	Page 10

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due November 20, 2009
Performance Leveraged Upside SecuritiesSM

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by an amendment No. 2 to prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are our service marks.

October 2008	Page 11